UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12B-25	SEC FILE NUMBER 0-19254

NOTIFICATION OF LATE FILING	CUSIP NUMBER 53222Q103

(Check one): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐Form 10-D	☐Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2008

☐ Transition Report on 10-K

☐ Transition Report on 20-F

☐ Transition Report on 11-K

☐ Transition Report on 10-Q

☐ Transition Report on N-SAR

For the Transition Period ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lifetime Brands, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1000 Stewart Avenue

Address of Principal Executive Office (Street and Number)

Garden City, New York 11530

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is unable to file its annual report on Form 10-K for the year ended December 31, 2008 (the “Annual Report”) by the prescribed filing date without unreasonable effort or expense because the Company and its external auditors need additional time to complete certain reviews and analyses that could have an impact on its financial statements and related disclosures to be included in the Annual Report. The Company expects to file the Annual Report on or before March 31, 2009.

 PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Laurence Winoker	(516)	683-6000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that the Annual Report will reflect a net loss of approximately $(49.0) million, or $(4.09) per diluted share, for the year ended December 31, 2008, compared to net income of $8.9 million, or $0.68 per diluted share, for the year ended December 31, 2007.  The net loss for the year ended December 31, 2008 reflects; (i) estimated non-cash goodwill and intangible asset impairment charges of $29.4 million, and (ii) estimated restructuring and non-cash fixed asset impairment charges of $18.0 million related primarily to the closure of the Company's retail stores.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. Except as required by law, the registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2008 Form 10-K. The registrant’s actual decisions, performance, and results may differ materially.

Lifetime Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ Laurence Winoker
Laurence Winoker
Chief Financial Officer